Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@eversheds-sutherland.com

June 13, 2018
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 811-22725 and 333-221434)
Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on December 14, 2017 regarding the Fund’s letter in response to the Staff’s initial comments, filed on December 8, 2017 (the “Initial Response Letter”). The Initial Response Letter set forth the Fund’s responses to oral comments provided by the Staff on December 4, 2017 regarding the Registration Statement on Form N-2 (File Nos. 811-22725 and 333-221434) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Where revisions to the Registration Statement are referenced in the Fund’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the SEC concurrently with this letter on June 13, 2018. Pre-Effective Amendment No.1 also incorporates the revisions first provided to the Staff as an appendix to the Fund’s letter dated December 14, 2017.

1.
We note your response to comment 1 in the Initial Response Letter and the statement that it is uncertain whether you will reach an agreement on a preferred stock offering and that discussions with potential underwriters are in their preliminary stage. The Fund is in a better position to ascertain the facts and assess the probability of an offering and its impact to common shareholders. Consequently, we do not express any conclusion on your course of action. Please note our expectation that you will continue to analyze the accuracy, completeness and materiality of the disclosure made to common shareholders throughout the process. In addition to the previously referenced disclosure, there may be other disclosures that would require revisions, such as the Fee Table, Senior Securities Table and Risk Factors. Please acknowledge our comment and advise us of your intentions.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that it updated its common stock prospectus by a prospectus supplement, filed with the SEC pursuant to Rule 497 under the Securities Act of 1933, on January 5, 2018, to inform its common stockholders of the potential preferred stock offering. This prospectus supplement included the material information available to the Fund at the time. The Fund will further update its common stock prospectus as needed. The Fund respectfully advises the Staff that the Senior Securities Table is a form requirement for business development companies registering securities on Form N-2 and as such, the Fund’s prospectus supplements will not include this item.

2.	The response to comment 16 in the Initial Response Letter appears to respond to a prior comment and accordingly we reissue it.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s prior comment 16, the Fund has revised its disclosure accordingly.

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June 13, 2018

3.
(Page 14 - Leverage) The disclosure under leverage has been revised to remove language suggesting you have no current intention to borrow funds to make investments. An investor purchasing preferred shares is likely to consider your intention to engage in additional leverage material, particularly because such leverage would be senior to the preferred shares. Please explain to us why this disclosure is being revised and confirm that your disclosure appropriately describes your intention with respect to debt related leverage and risk associated therewith.

Response: The Fund has revised its disclosure to describe the Fund’s intention with respect to future debt related leverage and the risk associated therewith.

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June 13, 2018

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC